EXHIBIT  99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

July 18, 2011	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

Avino Makes Further Progress at San Gonzalo and Guadalupe

Avino Silver and Gold Mines Ltd  provides the following update on progress at the San Gonzalo and Guadalupe deposits at the Avino property, located 82 Km North East of Durango, Mexico

Avino’s regional drilling program is continuing and so far this year 44 holes have been drilled for a total of approximately 5000 meters.  The holes have explored several different targets: San Gonzalo (11 holes), Guadalupe (13 holes), San Juventino (3 holes), San Lucero (5 holes), Mercedes (1 hole), San Jorge (3 holes), Yolanda (2 holes). The drill is currently on the fourth hole at La Postosina.

As proposed in the May 3rd 2011 news release, Avino has drilled a further 8 holes (GPE 11-03 through GPE-11-12) at Guadalupe as a follow up to significant intersections in holes GPE 11-01 and GPE 11-02.  Location of the holes can be seen in plan and section view on Avino’s website.

Assay results as follows:

Hole GPE 11-03
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
47.20	47.40	0.20	Guadalupe Vein Mineralized zone of veinlets & breccia	0.498	547.7	1261	2534	2622
47.40	48.60	1.20		0.033	12.8	1621	514	1706
48.60	49.80	1.20		0.022	14	840	1472	1192
49.80	50.65	0.85		0.635	467.7	2578	4402	2036

Average 47.20 – 50.65m (3.45 m down hole length) 0.20 g/t gold, 156.3 g/t silver.

Hole GPE 11-05
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
20.75	21.95	1.20	Guadalupe veinlets & breccia	0.034	44.9	932	1936	508
21.95	22.55	0.60		8.574	398.9	4247	18300	312

Average: 20.75 – 22.55 m (1.80 m down hole length) 2.88 g/t gold, 163 g/t silver

Hole GPE 11-06
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
62.40	63.30	0.90	Guadalupe zone with Breccia, pyrite, chalcopyrite	0.84	32.4	2626	3780	768
63.30	64.00	0.70		3.727	82.7	6822	3490	472
64.00	64.70	0.70		0.04	17.9	2412	2740	648
64.70	65.55	0.85		0.082	10.7	1121	2336	578
65.55	66.75	1.20		0.984	14.7	1711	4396	1360
66.75	67.30	0.55		0.219	91.1	10100	1332	742
67.30	67.65	0.35		9.323	36.6	2582	2156	1238

Average 62.40 – 67.65 (5.25 m down hole length) 1.53 g/t gold, 36 g/t silver, 3844 ppm copper, 3145 ppm lead and 846 ppm zinc.

Hole GPE 11-07
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
72.10	72.45	0.35	Guadalupe vein with breccia and massive pyrite	0.178	11.4	962	4404	2688
72.45	73.40	0.95		3.693	82.4	2468	1866	1042
73.40	73.65	0.25		1.201	59.5	5312	2038	1080
73.65	74.25	0.60		0.591	26	1374	1244	690

Average 72.10 – 74.25 (2.15m down hole length) 1.695 g/t gold, 52 g/t silver, 2284 ppm copper, 2125 ppm lead and 1216 ppm zinc

Holes GPE-11-04, 08 and 10 produced no significant assays.

Hole GPE 11-09
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
66.15	66.70	0.55	Guadalupe vein with breccia and massive pyrite	0.136	157.9	1653	37000	67600
66.70	67.15	0.45		0.069	337.9	1614	118300	20500

Average 66.15-67.15 (1.0m down hole length), 0.10 g/t gold, 248 g/t silver.

Hole GPE 11-10
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
109.10	109.70	0.60	Guadalupe vein with breccia and massive pyrite	1.371	240.2	13100	1680	4065

Hole GPE 11-12
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
15.20	15.40	0.20	Guadalupe vein with breccia and massive pyrite	0.176	224.8	6583	908	1186

At San Gonzalo mining of stopes 2-080 and 2-200 on level 2 (2260m elevation) has continued to produce vein material with grades comparable to those predicted from the 2007 drilling as described in the NI 43-101 compliant “Resource Estimate on the San Gonzalo vein” (see Avino news release July 25, 2008)

Examples of recent sampling results in the back (roof) of the shrinkage stopes are:

Stope 2-080
	Width	Gold (g/t)	Silver (g/t)	Lead (ppm)	Zinc (ppm)	Copper (ppm)
Lines 2 - 4	1.35	0.754	383	1331	3289	609
Lines 5-10	1.63	0.968	244	2197	1782	313
II Line 1-5	2.20	1.026	293	1415	1780	267
Lines L1-5D Lines L1-3E	2.61	1.116	243	1227	1842	203

Stope 200
	Width	Gold (g/t)	Silver (g/t)	Lead (ppm)	Zinc (ppm)	Copper (ppm)
Lines 1-5	2.64	0.856	286	4761	2887	354
Lines 1-6F	1.82	1.587	337	4588	1298	263

Locations of the sample sites and assay values can be seen on Avino’s website.

Holes are drilled using Avino’s own Long year 44 core rig at thin wall NQ diameter.  Core is sawed at Avino’s core storage facility at the secure mine site.  Samples of vein material, usually from a few centimeters to 1.5m, are placed in plastic bags.  The sealed sample bags are delivered by Avino personnel to Inspectorate Labs in Durango, Mexico.

Gold analyses are by 30-gram fire assay with an atomic absorption finish.  Silver, zinc and lead are analyzed as part of a multi-element inductivity couples argon plasma (‘‘ICP) package using a four-acid digestion with over-limit results being reanalyzed with assay procedures using ICP-AES.  The company employs a rigorous quality control program that includes standardized material, blanks and core duplicates.

The project is under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant, who is a qualified person within the context of National Instrument 43-101 and has prepared and approved the technical data in this news release.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.